HELIOGEN, INC.

130 West Union Street

Pasadena, CA 91103

May 10, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Anuja A. Majmudar
Laura Nicholson

Re:	Heliogen, Inc.
Registration Statement on Form S-3
Filed April 6, 2023
File No. 333-271170

Dear Ms. Majmudar and Ms. Nicholson:

We are in receipt of the letter dated April 20, 2023 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the above referenced Registration Statement on Form S-3 (the “Registration Statement”) of Heliogen, Inc. (the “Company”). We are responding to the Staff’s comments included in the letter. For ease of reference, we have set forth the Staff’s comments in bold italics and the Company’s responses below. Concurrently with the filing of this letter, the Company is filing its Amendment No. 1 to Registration Statement on Form S-3 (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

Form S-3 filed April 6, 2023

General

1.	Please revise to clarify the transactions being registered pursuant to this registration statement. For example, the prospectus cover page indicates that the resale includes up to 8,333,333 shares of common stock issuable upon the exercise of 8,333,333 public warrants. However, the resale of these shares is not included in the Selling Securityholders table, and the registered resale of such shares also does not appear to be consistent with the Initial Registration Statement referenced in the Explanatory Note.

The Company has revised the disclosure in the Explanatory Note (“Statement Pursuant to Rue 429”), the prospectus cover page, and elsewhere in the Amended Registration Statement in response to the Staff’s comment. The Company is not registering the resale of 8,333,333 shares of common stock issuable upon the exercise of 8,333,333 warrants; instead, the Company is registering the issuance of the 8,333,333 shares upon the exercise of such warrants. Accordingly, no changes were made to the Selling Securityholders table.

As noted in the Statement Pursuant to Rule 429, this Registration Statement combines the registration of certain newly registered transactions with transactions previously registered on the Company’s registration statement on Form S-1 (No. 333-262319) (the “Initial Registration Statement”). For clarity and in response to the Staff’s comment, the Company is registering the following transactions on this Registration Statement:

(A)	the offer and sale by the Company of up to an aggregate amount of $150,000,000 of any combination of the securities described in the prospectus for offering by the Company (these transactions were not previously registered on the Initial Registration Statement);

United States Securities and Exchange Commission

May 10, 2023

Page Two

(B)	the issuance by the Company of up to 8,496,666 shares of common stock issuable upon the exercise of warrants (the issuance by the Company of all such shares were previously registered on the Initial Registration Statement) comprised of:

(i)	up to 163,333 shares of common stock issuable upon the exercise by the holders thereof of 163,333 whole warrants (the “Private Warrants”) originally issued in a private placement in connection with the initial public offering of Athena Technology Acquisition Corp. (“Athena”)); and

(ii)	up to 8,333,333 shares of common stock issuable upon the exercise by the holders thereof of 8,333,333 warrants (the “Public Warrants” and, together with the Private Warrants, the “Warrants”) originally issued in the initial public offering of Athena; and

(C)	the resale, from time to time, in one or more offerings of:

(i)	up to an aggregate of 77,857,430 shares of common stock held by the selling stockholders listed in the Registration Statement (of these shares, the resale of (x) 71,070,996 shares of common stock were previously registered on the Initial Registration Statement, less 45,356 shares of common stock which were not included in this Registration Statement, and (y) an additional 6,831,790 shares of common stock (including 163,333 shares of common stock issuable upon exercise of the Private Warrants) to be sold by selling stockholders named in this Registration Statement that were not registered on the Initial Registration Statement); and

(ii)	up to 163,333 whole Private Warrants held by the selling stockholders listed in the Registration Statement (the resale of all the Private Warrants were previously registered on the Initial Registration Statement).

2.	It appears that the aggregate market value of the shares of your common stock held by non-affiliates during the 60 days prior to April 6, 2023, did not exceed the $75 million threshold that General Instruction I.B.1 of Form S-3 specifies. Please provide us with your analysis demonstrating your ability to use Form S-3 pursuant to General Instruction. I.B.1. Alternatively, if you are relying on General Instruction I.B.6 for S-3 eligibility, please include the information required pursuant to Instruction 7 to General Instruction I.B.6.

The Company advises the Staff that the aggregate market value of the outstanding voting and non-voting shares of the Company’s common stock held by non-affiliates during the 60 days prior to April 6, 2023 exceeded the $75 million threshold that General Instruction I.B.1 of Form S-3 specifies. In particular, as disclosed in the Company’s Annual Report on Form 10-K filed on March 29, 2023 under “Part III. Item 12. Security Ownership of Certain Beneficial Owner and Management and Related Stockholder Matters,” the Company had 195,775,938 shares of common stock issued and outstanding as of March 23, 2023. On that date, affiliates, including executive officers, directors and 10% and greater stockholders of the Company held 54,289,410 shares of common stock, comprised of (a) 23,945,777 shares beneficially owned by entities affiliated with Prime Movers Lab, (b) 25,657,986 shares beneficially owned by Nant Capital, LLC and (c) 4,685,647 shares beneficially owned by executive officers and directors (which does not include (i) 27,014,4201 shares beneficially owned by Bill Gross, who was terminated as CEO and resigned as director on February 5, 2023, (ii) 1,358,613 shares beneficially owned by directors and executive officers other than Mr. Gross that were issuable for vested and exercisable stock options, and (iii) 113,207 shares beneficially owned by directors and executive officers that were issuable upon vesting of RSUs, all such shares in clauses (ii) and (iii) were not yet issued but were vesting within 60 days of March 23, 2023). In accordance with Compliance and Disclosure Interpretation 116.06, the Company selected February 6, 2023, such date being 59 days prior to April 6, 2023, as the date for determining the price of the Company’s common stock for calculating the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Company under General Instruction I.B.1 of Form S-3. On that date, the Company’s common stock closed at a price of $0.6410 and the average of the bid and asked prices on that date was $0.6725. Accordingly, the Company calculated its public float in accordance with Instruction I.B.1. to Form S-3 as follows:

Shares Outstanding (March 23, 2023)	195,775,938
Shares Issued and Beneficially Owned by Affiliates (March 23, 2023)	54,289,410
Shares Outstanding Held by Non-Affiliates (March 23, 2023)	141,486,528
Average of Bid/Asked Prices (February 6, 2023)	$0.6725
Public Float	$95,149,690

[1]	As disclosed in footnote (6) to the table included under “Part III. Item 12. Security Ownership of Certain Beneficial Owner and Management and Related Stockholder Matters,” in the Company’s Annual Report on Form 10-K filed on March 29, 2023, the amount of shares beneficially owned by Mr. Gross includes 9,570,039 shares issuable for vested and exercisable options within 60 days of the date of Mr. Gross’ most recent Schedule 13D/A filed with the Securities and Exchange Commission. The shares underlying these options, which remained unexercised as of March 23, 2023, were not included for purposes of calculating Mr. Gross’ ownership. As a result, as of March 23, 2023, Mr. Gross owned less than 10% of the Company’s outstanding shares and was deemed not to be an affiliate of the Company as of such date. Even if Mr. Gross were considered an affiliate, the Company’s public float would still exceed $75 million.

United States Securities and Exchange Commission

May 10, 2023

Page Three

Since the Company satisfied the requirement specified in General Instruction I.B.1 of Form S-3 that the aggregate market value of the voting and non-voting shares of the Company’s common stock held by non-affiliates of the Company be greater than $75 million as of a date within 60 days prior to the date of filing of the Registration Statement, we believe the Company is eligible to use Form S-3 for both primary and resale offerings.

3.	We note your legal opinion filed as Exhibit 5.1 to your registration statement opines only upon the legality of common stock, preferred stock, debt securities and warrants. Please obtain and file a revised legality opinion that opines upon the legality of all securities to be offered under the registration statement, and that also references the maximum aggregate offering amount of the shelf offering. For example, we note that the legality opinion does not opine upon the legality of the rights and units included in the shelf offering, or the securities to be offered for resale.

In response to the Staff’s comment, the Company has filed a revised legal opinion as Exhibit 5.1 to the Amended Registration Statement to, among other things, include the legality of the rights and units included in the shelf offering and to refer to the maximum aggregate offering amount of the shelf offering.

4.	We note the auditor’s consent included in Exhibit 23.1 makes reference to the company’s annual report on Form 10-K for the year ended December 31, 2021. Please file a revised auditor’s consent that makes reference to the proper annual report. In that regard, we note that the audit report is included in the annual report on Form 10-K for the year ended December 31, 2022.

In response to the Staff’s comment, the Company has filed a revised auditor’s consent as Exhibit 23.1 to the Amended Registration Statement, which references the Company’s annual report on Form 10-K for the year ended December 31, 2022.

United States Securities and Exchange Commission

May 10, 2023

Page Four

We appreciate the Staff’s comment and request that the Staff contact John-Paul Motley of Cooley LLP, outside counsel to the Company, at (213) 561-2304 or via email at jpmotley@cooley.com, with any questions or comments regarding this letter.

Sincerely,

Heliogen, Inc.

/s/ Kelly Rosser
Kelly Rosser
Interim Chief Financial Officer, Heliogen, Inc.

cc:	Christiana Obiaya, Heliogen, Inc.
Deborah Chen, Heliogen, Inc.
John-Paul Motley, Cooley LLP